Grupo PRISA

Miguel Satrústegui Gil-Delgado
Secretario General

RECEIVED
2007 MAY -1 A 8:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Paul Dudek
Office of International [redacted]
Securities Exchange Co[redacted]
450 Fith Street, N.W.
Washington, D.C. 20549
USA

07023013

SUPPL

Madrid, April 26, 2007

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notice of significant event (Comunicación de hecho relevante), dated March 22, 2007, regarding the resolutions adopted by the General Shareholders' Meeting held on said date. This English version was not filed with the CNMV, and is attached as **Item 1**.

B) The English version of a notification, dated March 22, 2007, regarding the speeches delivered by the Chairman and the Chief Executive Officer at the Ordinary General Shareholders' Meeting held on said date. This English version was not filed with the CNMV, and is attached as **Item 2**.

C) The English version of a notification, dated March 22, 2007, regarding the payment of dividends by the company. This English version was not filed with the CNMV, and is attached as **Item 3**.

D) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 22, 2007, regarding the implementation of a capital increase of redeemable shares. This English version was not filed with the CNMV, and is attached as **Item 4**.

E) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 23, 2007, regarding the delivery of shares to executive directors and managers of Grupo Prisa. This English version was not filed with the CNMV, and is attached as **Item 5**.

F) The English version of a notification, dated April 23, 2007, regarding the VERTIX, SGPS, S.A.'s mandatory takeover bid to acquire 100% of GRUPO MEDIA CAPITAL, SGPS, S.A. This English version was not filed with the CNMV, and is attached as **Item 6**.

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

Grupo PRISA

Miguel Satrústegui Gil-Delgado
Secretario General

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

Gran Vía, 32 - 6ª
28013 Madrid
Tel. 91 330 10 00

Madrid, March 22, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the participants at the Annual Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A. held today adopted the attached resolutions, having approved all of the resolutions that the Board of Directors submitted at the Shareholders Meeting.

ONE

Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2006 financial year, and a proposal regarding the distribution of profits.

a) To approve the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2006, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Basis for Distribution

Profit for the Financial Year: 137,747

Distribution

▪ To dividends	0.16 € per share
▪ To directors' compensation	1,382
▪ To voluntary reserves	all other profits for the year

Shareholders entitled to dividend payments are those appearing on the Accounting Register of 26th March, 2007. Dividends will be payable as from 27th March, 2007 in the manner to be announced.

<u>**TWO**</u>

Approval of the Board of Directors' management of the company during the 2006 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2006 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

As provided in Article 204 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso nº1, 28020 Madrid, Tax ID No., recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2007.

FOUR

Removal and Appointment of Directors

4.1. Reelection as director of Ms. Isabel Polanco Moreno.

After having received the opinion of the Corporate Governance, Appointments and Remuneration Committee and given that the term of Ms. Isabel Polanco Moreno expires on April 18, 2007, the Board of Directors recommends her early removal and reappointment as executive director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that Ms. Isabel Polanco Moreno be removed in advance and reappointed as director of the Company for the five-year term set forth in the bylaws.

Ms. Isabel Polanco Moreno, present at the meeting, accepts the appointment and indicates that there are no legal grounds either in state or autonomous community law that would disqualify her for the post.

4.2. Ratification of the appointment by cooptation and election of Director Ms. Agnès Noguera Borel

After having received the opinion of the Corporate Governance, Appointments and Remuneration Committee, the Board of Directors recommends ratifying the Board's appointment by cooptation of Ms. Agnès Noguera Borel made on April 20, 2006 to fill the vacancy resulting from the death of Mr. Alvaro Noguera Giménez, and to appoint her as proprietary director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Ms. Agnès Noguera Borel on April 20, 2006 be ratified and that she be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

Dª Agnès Noguera Borel, present at the meeting, accepts the appointment and indicates that there are no legal grounds either in state or autonomous community law that would disqualify her for the post.

<u>**FIVE**</u>

Amendment of Article 21 bis (Audit and Compliance Committee) of the Company Bylaws

Amendment of Article 21 bis (Audit and Compliance Committee) of the Company Bylaws, so that it read as follows:

"Article 21 bis. - Audit Committee

The Board of Directors shall constitute an Audit Committee. The Audit Committee shall have the functions that correspond to it legally, without prejudice of any other function that may be granted by the Board of Directors.

The Audit Committee shall consist of as many members as the Board of Directors determines at each moment with a minimum of three and a maximum of five members. The members of the Audit Committee shall be, at least the majority of them, non-executive directors and shall also meet other legally established requisites.

The members of the Committee shall be appointed by the Board of Directors at the proposal of the Chairman and shall cease in their post when they are no longer Board members or when so decided by the Board of Directors.

The Committee Chairman shall be elected by the Board of Directors from among those of the members of the Committee who have the status of non-executive directors and who shall also meet other legally established requirements. The Chairman of the Committee shall be replaced every four years and may be re-elected one year after his/her removal.

The Secretary of the Board of Directors shall act as the Secretary of this Committee, and the Vice-secretary shall act in his absence. The Secretary shall draft the minutes of the Committee sessions in accordance with the conditions established by the Board of Directors.

The Committee shall meet periodically as needed and at least four times a year after its Chairman has called the meeting.

The Audit Committee shall be governed by the same regulations established in the Corporate Bylaws for the functioning of the Board of Directors provided that these are compatible with the functions of this Committee."

SIX

Amendment of the following articles of the General Shareholders Meeting Regulations: Article 19.4 and Article 20, by adding a new paragraph 20.9.

Amendment of the following articles of the General Shareholders Meeting Regulations: Article 19.4 and Article 20, by adding a new paragraph 20.9., so that they read as follows:

"19.4. The information or clarification requested from the directors shall be furnished by the Chairman, by the Managing Director, by the Secretary or, upon indication from the Chairman, by a director, by the Chairman of the Audit Committee or by any employee or expert on the matter."

"20.9. Split voting shall be permitted, so that those who appear as shareholders on the accounting register but who act as proxies for others may vote following instructions from the proxy grantor."

SEVEN

Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 23, 2006.

To authorize the derivative acquisition of treasury shares, either directly or through any of the company's subsidiaries, by means of purchase or by any other inter vivos act for valuable consideration, during a maximum term of eighteen months from the date on which the shareholders' meeting is held.

To revoke any unexercised powers in that regard granted at the Shareholders' Meeting of March 23, 2006.

To approve the following limits or requisites with regard to these acquisitions:

- When added to those that the Company and its subsidiaries already hold, the nominal value of the shares acquired cannot exceed the maximum legally permitted.
- The acquired shares must be free of all encumbrances and charges, fully paid in and not subject to compliance with any type of obligation.
- Non-distributable reserves equivalent to the price of the treasury shares reflected on the assets side should be added to the liabilities side of the Company balance sheet. This reserve must be maintained until the shares are alienated or amortized.
- The purchase price may not be lower than face value nor more than 20% higher than the quoted value. Transactions to acquire treasury shares must conform to the securities markets' standard rules and practices.

Express authorization is hereby granted to use all or part of the shares acquired by the Company or its subsidiaries by virtue of this power, as well as the shares that already belong to the Company on the date the Shareholders' Meeting is held for:

i) the Remuneration Package to grant stock options approved at the Annual Shareholders' Meeting held on April 15, 2004, when those entitled to exercise their stock options decide to do so.

ii) a plan to grant shares during the 2008 financial year which, as part of the Company's remuneration policy and up to a maximum of 0.5% of the present share capital, is intended for the following personnel categories: executive directors, directors general, communications media directors, secretaries of the boards of directors and other directors of the company and its group who carry out similar functions, and who meet the conditions set forth by the Board of Directors. The shares granted to each person in question shall be free-of-charge and shall not exceed 12,000 € annually, based on the average value of the shares on the Continuous Market during the seven trading days prior to their delivery. The Board of Directors is granted broad powers to further define and implement this share plan.

EIGHT

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Jesús de Polanco Gutierrez, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Miguel Satrústegui Gil- Delgado joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

Madrid, March 22, 2007

TO THE NATIONAL EXCHANGE COMISSION

OTHER ANNOUNCEMENTS

PROMOTORA DE INFORMACIONES, S.A. is attaching the texts of the speeches of the Chairman of the Board of Directors and the Chief Executive Officer at the Annual Shareholders Meeting held today.

Miguel Satrústegui Gil-Delgado
General Secretary

1. Speech of the Chairman of Grupo PRISA

Ladies and Gentlemen,

As usual, the Board of Directors of Grupo Prisa want to inform all our shareholders about our accounts and company management relating to last year, which we submit you for your approval. In the last few years, it is my great pleasure to announce that once again we have achieved record results. As Chairman of the Group, I am extremely proud and satisfied with the progress of our company, and I am also extremely positive about our prospects for growth and further development. It is my great pleasure to be able to present to our shareholders, year after year, results that are worthy of the trust you place in us, which gives me just as much if not more satisfaction than the knowledge that we are consistently meeting our goals and targets.

As I explained in my letter addressed to you, which was published in our annual report and sent with the documentation for this Meeting, the outstanding results that we present you today are due to sound management decisions on the part of our teams as well as our ongoing strategy and commitment: to make this company the largest business group dedicated to Spanish language education, information and entertainment. Our foray into the Brazilian and Portuguese markets also sets us up as the largest and practically only Iberoamerican media group in the world.

In a few moments, our CEO will go over the figures for last year in detail, but I would just like to highlight a few of the most important ones: our net profits stood at 228.9 million euros, which we announced to the markets a month ago, exceeding the forecasts of analysts and investors by a long way and representing growth of 49.8% on the previous year. As a result of these outstanding figures, we would like to propose a dividend payout of 16 eurocents per share, 14.3% higher than last year, based on our 2005 results.

The full integration of Sogecable and the forthcoming integration of Media Capital, which will go ahead this year, have taken Prisa's annual turnover to over 3 billion euros, making it one of the largest communication groups in the world. At present, there are no other Spanish language media companies with such a diversified portfolio of activities as ours, or which operate in as many countries as we do. In a word, we are the reference point in terms of globalisation for the Iberoamerican culture and media industries. And, as you can see, we have been able to combine our policies for growth with share profitability.

Last year, life at Prisa was marked by many major events. The celebration of the 30th anniversary of El País coincided with a management reshuffle. The outstanding performance of our previous management team will be very difficult to beat. But we firmly believe that by incorporating new generations into the senior management tier of the newspaper, we will be able to face the future with optimism and success. El País is still a crucial point of reference for our group. Not only in terms of the outstanding progress of its business, but also and fundamentally in terms of the place that we occupy in public opinion. We never tire of seeing our newspaper leading the field, a driving force and symbol of the ongoing modernisation of Spanish society, which is under threat now from the current atmosphere of extreme tension and the temptation to look to the past.

In relation to our radio broadcasting activity, I would like to highlight the agreement we have signed with Grupo Godó to create the largest Spanish-speaking radio broadcasting group in the world. Unión Radio now covers a total of 1.200 radio stations, putting us in direct contact every day with over 28 million listeners in the Americas and Spain. We are also currently finishing touches on all the legal paperwork required to acquire the largest radio network in Chile. This deal, which was tenaciously negotiated by our teams for no less than four years, will provide a significant boost to our plan is to create a global Spanish-speaking radio concern and become one of the largest radio broadcasting groups in the world.

However, our endeavours to transform our group have had perhaps the strongest impact in the audiovisual industry. The launch of Cuatro at the end of 2005 and our purchase of Media Capital/TVI in Portugal have put Prisa in a strong position in a sector where we previously only had a token presence: general freeview television. As for our acquisition of Media Capital, this deal adds an extra string to our bow, making us the only group that operates throughout the Iberian Peninsula.

Our decision to keep TVI as the largest channel in Portugal, our presence in other Latin American concerns such as ATB in Bolivia, the launch of Cuatro and our local and regional TV licence deals, have given us a freeview TV platform with enormous potential, and which has borne fruit in a very short space of time.

In one year, the audience figures for Cuatro have risen by 50%, and if this pace keeps up, by the end of 2007, we should have an average audience share of over 8%, which brings us very close to breaking even in the channel's the profit and loss account.

Localia is the leading local television network in Spain, which is still growing and allows us to maintain a major presence in local and regional advertising markets. Localia has recently been awarded local broadcasting licences in Andalusia, which clears the way for us to optimise our efforts. We hope to overcome the obstacles put in our way by the local authorities in Madrid in terms of obtaining a local TV broadcasting licence there, because the plurality of media must not depend on the whim of politicians.

Our activity in local television is, among other things, strategic in relation to local advertising market behaviour, which is essential for our radio broadcasting businesses.

Our presence in the general TV sector has enabled us to boost our audiovisual production activities, in an environment in which the multiplication of platforms generates an ever greater appetite for quality.

Plural is a factory that produces programmes spanning the entire range of audiovisual genres. The combined strength of Plural and the Portuguese production company NBP will enable the Group to roll out a development plan in this sector, which will make us a powerful production company and content packager.

Sogecable still holds onto its solid leadership in Spain's subscription TV sector. Subscription figures are still increasing and we currently have over 2 million homes subscribed, further strengthening our leadership in this growth industry, which generates a considerable amount of revenue.

In terms of publishing, I would like to take this opportunity to highlight once again that the magnificent situation we have today is all down to this activity. Thanks to Santillana, we were able to embark on our adventure with EL PAÍS and from there develop our policy to achieve growth in the media industry. Santillana is still the largest Spanish language publishing group in the world and is present in 22 countries. Its steady rises in revenue allow the company to shore up its unique position, thanks to which we have an effective organisation throughout Latin America, which covers and supports other activities such as our expansion in radio.

Finally I would like to announce that our Internet endeavours have reached the profitability threshold. This allows us to look further into our digital management model, which is crucial to our group, owing to the profound transformations implied by the information society.

Ladies and Gentlemen,

At the General Shareholders' Meeting last year, we announced that in the following quarter, some profound transformations would be taking place in terms of the size, profile, organisation and management of the Group. A glance at our Annual Reports for 2005 and 2006 should give you an idea of how accurate my forecasts were. We currently have no other business plan than the one we announced at that time. We are maintaining all the basic units of the company and

wish to release concerns that are not profitable or do not have a future or would only be of marginal benefit to the growth of Prisa. One of the defining features of our Group is the creativity with which we imagine and give shape to the future; however, the crucial requirement for the success that we have shared over the years has been the solidity and coherence of our shareholder, business and professional structures. Those of us who founded Prisa and EL PAÍS, and who have contributed to its development and growth, know just how much all of this is a group endeavour, where numerous brilliant individual performances fade into the background when compared to the professional diligence and efficiency of the whole. We're not worried about handing the group and the various group companies over to future generations. But of course we are aware of our obligations and responsibilities, which include the need to provide stability and continuity to the company when one of the people who have led the team for decades leaves or retires.

In November of last year, I turned 77 and I thought the time had come to deal with some of the question marks hanging over the future. It is a well-known fact that my four children, through a family-owned company, control almost 60% of Timón, one of Prisa's major shareholders, which directly (or indirectly through the company Propu) controls up to 64% of the group. Almost all the remaining percentage of Timón belongs to the family of Francisco Pérez González. Given these circumstances, I felt it right that my eldest son, Ignacio, should be appointed vice president of Prisa with a view to taking over as Chairman when I retire from this position, which I have held since 1984. The Board of Directors unanimously approved my proposal, including the future commitment that it entails.

As his father, I am perhaps not the right person to be praising Ignacio, as is usually the case when such appointments are announced. However, I can assure you that he has all the qualities required to take charge of the responsibilities I am referring to. He has been working with me for almost 30 years, but has remained out of the spotlight, which is why to a certain extent his appointment came as a surprise to certain circles of our group, bearing in mind the outlandish rumours spread about us on almost a daily basis. This measure guarantees that the owners of Prisa, who are widely represented on the Board of Directors, will continue to provide coherent and sustained support for the endeavours of the group's management team and the various group companies headed up by our CEO. It is the duty of this team to continue implementing policies that ensure that this group is passed down through the generations in a proper manner.

And so I would like to thank and congratulate everyone who has contributed to our common venture with dedication and enthusiasm, and I would also like to insist that the close links between the criteria followed by the owners and the management team are the greatest guarantee for the future of our Group. Prisa, as a commercial company that seeks to maximise profits and value for its shareholders, owns a series of companies that set the gold standard in terms of opinions, and often morality and social democracy, both in Spain and abroad. That is our endeavour, and we will continue to work towards it.

Thank you all very much.

I would now like to hand the floor over to our CEO.

2. Speech of the CEO of GRUPO PRISA

Ladies and Gentlemen, dear friends,

It's becoming a tradition for me to begin my annual speech with the image of a cultural product, often referred to nowadays as top of the range. Cervantes and Mozart inaugurated my speeches at the annual meetings of 2005 at 2006 and this was no mere flight of fancy: we wanted the music to reflect the special features of this group, which Jesús Polanco mentioned at the end of his speech: we are commercial company that seeks profits and value for its shareholders, but we are also a company of ideas, dedicated to spreading education, culture and entertainment, as well as the defence and the right to freedom of expression. From this point of view, I'm not sure just how much people realise that our activity not only depends on the progress of our group but also on maintaining a certain climate and social balance that permits normality in economic and political life. Our contribution to the construction of democracy in Spain following the dictatorship, our permanent defence of constitutional values in all the countries and sectors where we operate is PRISA's greatest contribution to what is now pompously and acritically known as corporate social responsibility, a philosophy that we have abided by for so many years, even before this term was coined.

I would like to begin my speech today by taking a brief moment to look at this edition of 100 Years of Solitude, published by Alfaguara, which will be launched next week in Cartagena de Indias, as part of a tribute to the author at the IV International Spanish Language Congress. We hope that this unique addition will sell hundreds of thousands and perhaps millions of copies, in an attempt to bring this work of literature and the bestselling book written in Spanish after Don Quixote, to as many citizens as possible. I would also like to mention that García Márquez has been a regular contributor to EL PAÍS for many years now, and we would like to send our warmest congratulations on the anniversary of this great novel. These 100 Years of Solitude have reaped the kind of success that can be compared to the 30 going on 31 years of solidarity that the newspaper EL PAÍS has shown with the modernisation of Spain. From an intellectual point of view, both events endorse the business success of this endeavour, reflected in the accounts that we are presenting to you today.

From one year to the next, Prisa has more than doubled the size of its balance sheet following the full integration of Sogecable. Our earnings have risen by around 90%, the EBITDA around 70% and our operating profit (EBIT) by over 30%, taking the figure up to 286 million euros. The company's net profits grew by around 50% to €228.9 million, which is a record figure for us and has enabled us to offer the dividend payout announced earlier by our Chairman.

Among the entries for earnings, income from our audiovisual activity represents almost half of our total earnings, and revenue from advertising represents just under 30%, which highlights that the health of the company is only relatively dependent on the economic cycle that affects advertising investment to such a great degree. Our media activities increased their turnover by 45.8% and even if we deduct the amounts from Sogecable, fundamentally because of the launch of Cuatro, our growth rate is still double that of the market average, thanks to the solid leadership of El País and our radio broadcasting concerns.

Times are tough for daily newspapers and our earnings from this activity only dropped by around 1.5%; and EL PAÍS still has a seven point lead over its nearest rival in terms of market share, with circulation figures of over 100,000 copies. Our flagship newspaper, which has been up and running for three decades, is still the leading Spanish newspaper in the world with the highest circulation figures and very strong operating profits (over 30% EBITDA and 27% EBIT). The figures registered were lower than the previous year chiefly owing to the poor performance of the promotions launched, which also affected general circulation figures. But we hope that this year, the circulation figures for El País will improve in relation to 2006, and I can assure you that without a shadow of a doubt it will remain ahead of the field for years to come, in spite of the tense market situation, which has been flooded with free newspapers and possibly semi free newspapers soon as well, in which new technologies will present a challenge for our traditional way of making newspapers. We have given the new management team at EL PAÍS, which provides a clear example of the generational renewal taking place in our companies, the

challenge of imagining what a newspaper would be like when the age of newspapers comes to an end. We have also asked them to be particularly rigorous when defining their editorial positions and in their drive to modernise Spanish and Latin American societies in these times of great confusion. When faced with all the question marks surrounding globalisation, the response of such a wonderful socialisation and communication instrument like EL PAÍS must also be global. We are currently the only Spanish language newspaper with the ability and knowledge to do this. We aim to provide answers to the questions currently hanging over the press industry and which affect all of us. The difficulties facing newspapers in relation to expansion are clear to everyone. But that does not mean that our newspapers will stop growing.

I would like to mention at this point the strong performance of Cinco Días, a newspaper that we are more than satisfied with, and which we consider to be one of the Group's strategic assets, as well as the spectacular progress of the newspaper AS, which increased its earnings from advertising by 27.5% and is fast catching up to the leading sports newspapers; it already has the highest circulation figures of any sports paper in Madrid. Sport is extremely important for our group, because of its influence in terms of subscription TV services and the growing popularity of our sports radio programmes. We hope to build around AS, El Larguero, Carrusel Deportivo on Cadena SER, as well as the live sports coverage shown on Canal +, and related websites, a large community of citizens and consumers who are interested in sporting activities, devoted to their idols and passionate about their differences.

Our successful experiences in sports and music programmes on Spanish radio are two of the things we are exporting to the Latin American countries where we are expanding our activity in radio broadcasting. 20 percent of our total earnings from radio came from abroad last year, and this percentage is set to increase following our acquisition of the Iberoamerican radio station in Chile. We are now focusing our attention on expanding our radio broadcasting concerns in the US, where we still only have a token presence, owing to the immensity of that market. After Mexico, the US is the joint second largest Spanish-speaking country in the world, along with Spain, and the gross domestic product represented by this population is higher the total gross domestic product of Spain. A bigger market than Spain, which is also Spanish-speaking, and has greater potential for growth and development than our own, is currently located in the greatest economic, political and military power in the world. We will make every effort to carve out a niche for ourselves in that market. We are hoping to grow in the US in the areas of radio, education, audiovisual production, and we will spare no effort to achieve this goal.

As our Chairman has already mentioned, Prisa's interest in audiovisual production, for the creation and packaging of contents, explains our expansion in the area of freeview television. The TV industry is changing as quickly and as radically as the press industry, if not more so. Audience fragmentation and the proliferation of a whole host of different platforms give renewed impetus to the slogan "content is king". Whoever produces quality contents, and controls the broadcasting rights for events and creations that attract the highest audiences, will achieve more sustained and better quality success than anyone else in the industry. The results of our investment in content will only become clear in the medium and long term, but in the meantime, our increasingly strong presence in freeview television gives us the chance to get to know the market, finance these investments, and construct - as we did in radio - a global model for television, supported precisely by the creativity and originality of the formats that we are able to implement. It is unlikely, if not impossible, for us to become global players in subscription television, which is an area where we have had a great deal of success, but it is also clear that we have an exceptionally strong position in this market in Spain. Digital + is a company with great capacity to generate revenue, as well as strength and prospects that the current competitors can't possibly beat.

Our decision to invest in the Portuguese company Media Capital, for which we are still waiting for the final result of our current takeover bid, follows the same philosophy. As a player in the global Latin American market, it was strange that we did not have a strong presence in Portugal. Media Capital is a major media conglomerate which is a leader in the Portuguese television industry (both in terms of distribution and production) and has great development potential in the radio broadcasting industry, a market that is fairly still underdeveloped in Portugal. We believe in the future of the Portuguese economy, which is just beginning to stir after many years of lethargy, and we have every confidence in the politicians and leaders of this

country. We have expanded into Portugal with a willingness to learn and cooperate, an attitude that we adopt in all the countries in which we operate.

Thanks to the business development of Grupo Santillana, we have experience in many countries, with significant differences in their standards of living and development. The only thing that that unites the Iberoamerican continent, the only thing that justifies the solidarity between these countries and means that they regard themselves as a united yet plural ecosystem, is their culture, and within this culture, the strength of Spanish (even in Brazil) as a lingua franca in the region. The strength of everyone who works with language is in Castilian (Cervantes' territory of La Mancha, as Carlos Fuentes once said). Next week, in Cartagena de Indias, there will be a great gathering of intellectuals, academics, scientists, entrepreneurs and politicians, who are coming together to celebrate and study our language. Our Group has made an outstanding contribution to this Congress. Not only in relation to the publication of García Márquez's novel that I mentioned earlier, but also through the active presence of Radio Caracol, our leading radio station in Colombia, the Santillana Foundation for Iberoamerica, and of course through our strength in the Latin American publishing industry as a whole. Education is one of the major vectors for sustainable growth and we are playing a major role in this respect. The teaching of Spanish as a foreign language, which is increasingly in demand in Europe, the US and Asia, is one of the aspects that we have been focusing on recently. Last year, Santillana's earnings grew by around 17% and business in Latin America accounts for over two thirds of that figure. I cannot stress enough the extraordinary importance of Brazil in the group's overall activity, which once again brings us back to the view of Prisa as a group that is destined to operate in the Spanish and Portuguese language global market.

In short, global brands for a global market. But nothing is quite as global as the internet and it is precisely this area where we will be focusing and channelling all our efforts from now on: in terms of information, education and entertainment, the future is digital. The considerable growth that we have achieved through our Internet businesses points the way to something that is bound to occur sooner rather than later: the growth of the Spanish Internet advertising market, following in the footsteps of other developed countries. The current difficulties for the expansion of broadband in the markets where we operate has given us a little breathing room so that we can implement suitable business models, about which far too many people are still speculating. The only reality, however, is that our web pages had over 13 million single users at the end of 2006 and this figure is currently close to 17 million. We know that the Internet represents an opportunity for our companies, and is only a threat if our managers fail to understand the extraordinary changes we are experiencing at the moment.

In order to respond to these circumstances, we are simplifying our conceptual understanding of the Group, streamlining our organisation and areas of activity. We are aiming to grow in terms of our audiovisual, radio and Internet activity and to develop the production of contents and the teaching of Spanish. We are also striving to be the leading brand name for Spanish language information in the world, based around EL PAÍS. We believe that the greatest potential for growth is in the US, Asia and Brazil, and in order to take full advantage of these opportunities, last year we created a new General Strategic Development Management Team. The generational change mentioned by our Chairman must be accompanied by non-stop growth, only moderated by the need to maintain a suitable financial balance and increase our profitability.

Our takeover bids for Sogecable and Media Capital entailed a considerable amount of debt for us. We were able to launch these bids by taking advantage of the low interest rates and extraordinary liquidity of the capital market. We are aware of the size our debt, which concerns us but does not worry us, if you'll forgive the little play on words. We will no be longer investing in sectors that are not profitable or which have no future in the Group's strategy, which will help us to honour our debts with the bank. But we are chiefly able to handle such debts (whilst at the same time maintaining our policy of increasing dividend payouts) through the Group's revenue, which is more than enough to allow us to honour our debts. In conjunction with the banks that helped to finance these deals, we are looking at possible instruments that will enable us in the near future to cope with strategic investments, without stunting our expansion. Yet in the short term, our expansion will mainly be achieved through organic growth and the consolidation of our companies, increased sales and improved margins. Our main investment focus at the moment

is talent, especially in Internet companies, because a group such as this can only be built on human capital. It appears that the markets have finally understood our message, judging by the way in which Prisa's share price has shot up over the first quarter of this year and how our competitor brands have improved both in the national and European market. 2007 has gotten off to a good start and the outlook for all our branches of activity is very positive, We expect that the company's operating profit - if the results don't change - will once again achieve two-digit growth.

All of this is down to the coordinated and tenacious effort of a great many people. Grupo Prisa currently has close to 14,000 employees. Our successes are achieved thanks to their determination, dedication and capacity.

In accordance with the stock options plan for the group managers and companies, the Board of Directors has agreed to issue one million five hundred and eighty thousand and fifty (1,580,050) redeemable shares, a decision approved at last year's General Meeting of Shareholders.

We would like to express our most sincere gratitude to these people and anyone who works with them, for all their collaboration. Such dedication is only comparable to the loyalty of our media users and the trust that you, Ladies and Gentlemen, have once again placed in us.

Madrid, March 22, 2007

OTHER ANNOUNCEMENTS

With regard to the distribution and payment of dividends to the shareholders of Promotora de Informaciones, S.A., we are attaching the text of the announcement that will be published tomorrow, March 23, in EL PAIS and CINCO DIAS.

PROMOTORA DE INFORMACIONES, S.A.

This is to announce that at the General Shareholders Meeting of the company held on March 22, 2007, a resolution was passed to distribute a dividend to shareholders from the profits of the 2006 fiscal year in the following amount:

Gross per share	0.1600 Euros
Withholding	0.0288 Euros
Net per share	0.1312 Euros

The dividend will be paid on March 27, 2007.

Given that the shares are represented as book entries, dividends will be paid through the entities participating in the system, in conformance with the procedures set forth by the Securities Registration, Clearance and Settlement Systems Company. Santander Investment, S.A. will act as payor.

Madrid, March 22, 2007

Miguel Satrustegui Gil Delgado
Secretary of the Board of Directors

Madrid, March 22, 2007

Announcement of Relevant Information

Promotora de Informaciones, S.A. (PRISA) announces that at the board meeting held today the Board of Directors adopted the following resolutions by virtue of the powers conferred on the Board at the Annual Shareholders Meeting of March 23, 2006 concerning the capital increase to be implemented by issuing redeemable shares to cover the stock option plan for Grupo PRISA executive directors and managers, as approved at the Annual Shareholders' Meeting of April 15, 2004:

To implement a capital increase of 158,050 € by issuing 1,580,500 shares at a face value of 0.1€ per share, redeemable and forming a new Class B, to be offered to Banco Santander Central Hispano, S.A. for total or partial subscription during a term commencing today and extending until April 17, 2007.

The new shares will be represented by book entries and will be issued with an issue premium of 13.30 euros per share which, added to the 0.1 € face value will equal the issue rate of 13.40 euros.

The new shares will be fully paid up upon subscription, with the possibility of a partial subscription.

The new shares are redeemable pursuant to the provisions of Articles 92 bis and 92 ter of the Consolidated Text of the Corporations Law, either at the request of the holders of the redeemable shares or at the request of the Company.

Madrid, March 23, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at the meeting of the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. held today the plan to deliver treasury shares in the company to executive directors and managers of Grupo Prisa was implemented, as extended at the Shareholders Meeting of March 23, 2006 (Resolution Seven). The total value of the shares granted amounts to 275,844 Euros, with a maximum of 12,000 Euros per person.

The shares will be delivered today. The unit value of the shares to be delivered is 15.62 Euros, based on the average value at the close of trading on the Continuous Market during the seven trading days immediately prior to delivery.

Pursuant to Article 21 of Royal Decree 377/1991 of March 15, the following itemized information is being provided:

	Delivery March 23, 2007			**Accumulated Balance with Previous Years**		
	Number of shares	**% Share Capital**	**% Remuneration Package**	**Number of shares**	**% Share Capital**	**% Remuneration Package**
Juan Luis Cebrián Echarri	768	0,0003%	4,35%	4.903	0,0022%	3,28%
Emiliano Martinez Rodriguez	768	0,0003%	4,35%	4.161	0,0019%	2,78%
Ignacio Santillana del Barrio	768	0,0003%	4,35%	4.903	0,0022%	3,28%
Miguel Satrústegui Gil-Delgado	768	0,0003%	4,35%	4.903	0,0022%	3,28%
Matilde Casado Moreno	768	0,0003%	4,35%	4.903	0,0022%	3,28%
Jesús Ceberio Galardi	768	0,0003%	4,35%	4.903	0,0022%	3,28%
Pedro García Guillén	768	0,0003%	4,35%	4.118	0,0018%	2,76%

Madrid, April 23, 2007

TO THE NATIONAL SECURITIES MARKET COMMISSION

OTHER ANNOUNCEMENTS

With regard to VERTIX, S.G.P.S, S.A. (VERTIX)'s mandatory takeover bid to acquire 100% of GRUPO MEDIA CAPITAL, SGPS, S.A (MEDIA CAPITAL), of which the Commission was notified on February 6, 2007 in Announcement of Relevant Information no. 76365, we wish to announce that PROMOTORA DE INFORMACIONES, S.A.(PRISA) and VERTIX filed a petition for injunctive relief today with the competent Portuguese competition authorities against the Portuguese Securities Market Commission Portugal (CMVM)'s decision to refuse to appoint an independent auditor to determine the unitary price per share for the mandatory takeover bid in question.

The CMVM deems that the applicable price for the mandatory takeover bid should be 8.29 € per share (average weighted trading price of MEDIA CAPITAL shares during the six months prior to the announcement of the offer), while VERTIX maintains that, given the limited liquidity of the MEDIA CAPITAL stock, pursuant to applicable Portuguese rules the price should be determined by an independent auditor.

As a result of VERTIX's voluntary takeover bid for MEDIA CAPITAL prior to this mandatory takeover bid, VERTIX already holds 73.70% of MEDIA CAPITAL's share capital. In consequence, the mandatory bid is for the remaining 26.30% of MEDIA CAPITAL's capital stock, represented in 22,225,276 shares.

END